Exhibit 21.1

List of subsidiaries of LoanCore Realty Trust, Inc.,
upon completion of the offering

1.	DivCore CLO 2013-1, Ltd., an exempted company incorporated under the laws of the Cayman Islands

2.	DivCore CLO 2013-1, LLC, a Delaware limited liability company

3.	LCRT Holdings LLC, a Delaware limited liability company

4.	LCRT Warehouse I LLC, a Delaware limited liability company

5.	LCRT Warehouse I Member LLC, a Delaware limited liability company

6.	LCRT Warehouse II LLC, a Delaware limited liability company

7.	LCRT Warehouse III LLC, a Delaware limited liability company